July 9, 2013

Via Edgar Correspondence

David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	American Greetings Corporation

Amendment No. 2 to Schedule 13E-3

Filed on June 13, 2013 by American Greetings Corporation, Morry Weiss,

Judith Stone Weiss, Zev Weiss, Jeffrey Weiss, Gary Weiss, Elie Weiss et al.

File No. 005-14133

Revised Preliminary Proxy Statement on Schedule 14A

Filed on June 13, 2013

File No. 001-13859

Dear Mr. Orlic:

On behalf of our client, American Greetings Corporation (the “Company”), and, with respect to the Schedule 13E-3, the other filing persons, please find below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated June 18, 2013 with respect to the above referenced Amendment No. 2 to Schedule 13E-3 (the “Schedule 13E-3”) and Revised Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”).

The Staff’s comments are set forth in bold below, followed by our responses. Capitalized terms used but not defined herein have the meanings specified in the Revised Preliminary Proxy Statement. All page references in the responses set forth below refer to pages of the Revised Preliminary Proxy Statement filed by the Company on July 5, 2013.

Revised Preliminary Proxy Statement on Schedule 14A

Other Written Presentations by Peter J. Solomon Company, L.P., page 46

1.	We note your response to prior comment 1 and the related revisions to your disclosure. Please expand your disclosure regarding the LBO sensitivity analyses to clarify why an LBO would require the Family Shareholders to sell any portion of their shares in the company.

David L. Orlic

Securities and Exchange Commission

July 9, 2013

In response to the Staff’s comment, we note that PJSC does not consider an illustrative leveraged buyout sensitivity analysis to be a valuation method but rather an illustration of what a hypothetical potential buyer for the Company may offer in a specific base-case scenario for a typical leveraged buyout with a specifically assumed capital structure. The Company has clarified its existing disclosure and provided additional disclosure to discuss the illustrative leveraged buyout sensitivity analysis included by PJSC in certain of its preliminary presentations. This clarification and additional disclosure has been added on page 56 of the Revised Preliminary Proxy Statement beginning by replacing the previous last sentence in the first full paragraph on the page under the section titled “Other Written Presentations by Peter J. Solomon Company, L.P.”

2.	We note your response to prior comment 3. Item 1015(b)(6) of Regulation M-A requires a reasonably comprehensive summary of the findings contained in each presentation by the financial advisor. We note that many of the preliminary presentations, even those identified in your response as not containing a “range of offer prices,” nevertheless contain valuation ranges that should be disclosed in your proxy statement. For instance, the October 26, 2012 presentation contains several valuations, including a DCF analysis that indicates a valuation of $14.23 to $22.62 per share. Please disclose the findings presented in each preliminary valuation in your proxy statement, and if a “range of offer prices” was developed, disclose those as well.

In response to the Staff’s comment, the Company has provided additional disclosure to discuss the preliminary valuation ranges contained in the preliminary presentations prepared by PJSC. This additional disclosure has been added to the section titled “Other Written Presentations by Peter J. Solomon Company, L.P.”

If you have any questions concerning this letter, please contact the undersigned at (216) 861-7553.

Sincerely,

/s/ Robert A. Weible
Robert A. Weible

cc:	Christopher W. Haffke (American Greetings Corporation)

Zev Weiss (American Greetings Corporation)

Lyle G. Ganske; Robert A. Profusek; James P. Dougherty (Jones Day)